SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           MBLA FINANCIAL CORPORATION
                           --------------------------
                                (Name of issuer)

                      Common Stock $.01 Par Value Per Share
                      -------------------------------------
                         (Title of class of securities)

                                    552623100
                                    ---------
                                 (CUSIP Number)

                                  John T. Neer
                           MBLA Financial Corporation
                                 101 Vine Street
                              Macon, Missouri 63552
                                 (816) 385-2122
                           --------------------------
                (Name, address and telephone number of person
              authorized to receive notices and communications)

                                  June 30, 1997
                                  -------------
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with this Statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages.)

                                  (Page 1 of 4)


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CUSIP No. 55263100                   13D                      Page 2 of 4 Pages
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1.    Name of Reporting Person(s)                             JOHN T. NEER
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      S.S. or I.R.S. Identification No(s). of Above Person(s)
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2.    Check the Appropriate Box if a Member of a Group        (a) [ ]
      (See Instructions)                                      (b) [ ]
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3.    SEC Use Only
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4.    Source of Funds (See Instructions)                          PF
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5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                              [ ]
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6.    Citizenship or Place of Organization                    UNITED STATES
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Number of Shares Beneficially Owned by Each Reporting Person with:

      7.    Sole Voting Power             72,054

      8.    Shared Voting Power           24,432

      9.    Sole Dispositive Power        60,329

      10.   Shared Dispositive Power      24,432
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person   96,486
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12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                             [ ]
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13.   Percent of Class Represented by Amount in Row (11)            7.5%
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14.   Type of Reporting Person                                      IN
      (See Instructions)
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Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------
      Mr. Neer's beneficial ownership increased by 11,376 shares since the initial filing of this Schedule 13D. Included in this amount are 10,000 shares underlying stock options that vested on June 30, 1997. On December 31, 1996, Mr. Neer was allocated 3,000 shares under the Issuer's employee stock ownership plan. In June 1997, Mr. Neer disposed of 1,624 shares in connection with the vesting of shares granted under the Issuer's recognition and retention plan.

Item 5. Interest in Securities of the Issuer
--------------------------------------------
      The information set forth under Item 5 is hereby amended and restated in its entirety to read as follows:

      Mr. Neer may be deemed to own beneficially an aggregate of 96,486 shares of the Common Stock, constituting 7.5% of the number of shares of Common Stock outstanding on the date hereof. Of these shares of Common Stock, Mr. Neer has sole power to vote 72,054 shares (which includes 50,000 shares underlying stock options) and has sole dispositive power over 60,329 shares (which includes 50,000 shares underlying stock options). Mr. Neer has shared voting and dispositive power with respect to 24,432 shares.





                                  (Page 3 of 4)


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                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 1997        /s/ John T. Neer
                              ----------------
                                  John T. Neer




                                  (Page 4 of 4)

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